

January 22, 2014

<u>Via E-Mail</u>
Tony Liu
Chairman and Chief Executive Officer
American Oriental Bioengineering, Inc.
1 Liangshuihe First Avenue
Beijing Economic and Technology Development Area, E-Town
Beijing, 100176 PRC

> **Re:** **American Oriental Bioengineering, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed January 9, 2014**
> **File No. 005-61781**
>
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed January 9, 2014**
> **File No. 001-32569**

Dear Mr. Liu:

We have reviewed your amended filings and have the following comments.

<u>Preliminary Information Statement on Schedule 14C</u>

1. Please update all stock and ownership figures and recent market prices. Please also update your financial statements.

2. We note your response to prior comment 5. The solicitation of consents does not appear to have been "otherwise than on behalf of the registrant." The entire information statement presents the transaction as a product of the deliberations and actions of the board of directors. Accordingly, the registrant appears to have solicited consents from security holders without complying with Regulation 14A, or having an available exemption therefrom. Please tell us how the registrant intends to address this.

3. Disclosure on page 12 states that no affiliates hold a number of shares evenly divisible by 501, and that such persons will continue to hold any fractional shares after the transaction. However, in the last sentence of the first paragraph of the letter to stockholders, disclosure states that all fractional shares will be cashed out. Please reconcile this disclosure.

Tony Liu
American Oriental Bioengineering, Inc.
January 22, 2014

4. Please advise why the following disclosure was deleted: "However, the price of our Common Shares is volatile, in part because of the low volume of trading. This volatility may increase due to the announcement of the Transaction, especially if stockholders begin purchasing in high volumes to cover short positions."

5. We note your response to prior comment 28. Instruction 2(iii) to Item 1014 of Regulation M-A directs that normally net book value must be considered as a factor in determining fairness. Please include the substance of this response in your disclosure, and clarify how operating losses and working capital deficits relate to net book value.

6. Please disclose all projections that are materially related to the transaction, including those provided as supplemental information with your response. Please also file as exhibits to your schedule, and summarize in your disclosure, the three reports you provided as supplemental information.

7. We note the following additional disclosure: "Mr. Liu and Ms. Li discussed the Company's current operational status and situation and what had been the source of the challenges the Company was facing and the impact those challenges had on the Company." Please revise this disclosure to detail the Company's current operational status and situation, the challenges the Company was facing, and the impact of those challenges.

8. You state that "The Reverse Stock Split will apply to all stockholders the same, whether or not they are unaffiliated…." However, disclosure also states that "All of our affiliates own more than 501 shares of our Common Shares…" Accordingly, it appears that no affiliates will be cashed out, and only unaffiliated security holders will be cashed out. Please revise your disclosure to address this, and disclose how the filing person determined that the transaction was fair to unaffiliated security holders under these circumstances.

9. You state in response to prior comment 15 that you have disclosed an initial ratio, but you do not appear to have done so. Please advise, or revise your disclosure

10. We note your response to our prior comment 43; however, we reissue our comment. Alternatively, please direct us to your revised disclosure in response to our comment.

You may call Amy Reischauer at (202) 551-3793 or me at (202) 551-3503 with any questions.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Tony Liu
American Oriental Bioengineering, Inc.
January 22, 2014

cc: <u>Via E-Mail</u>
        Tahra Wright
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154